

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 8 2003
DIVISION OF MARKET REGULATION

SECURI 03052033 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield (City) MA (State) 01144-1013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele G. Lattanzio (413) 737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLoitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michele G. Lattanzio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Distributors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele G. Lattanzio
Signature

Treasurer and Vice President
Title

Kathleen E. Sakowicz 2/27/03
Notary Public
Exp Date: 5/29/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Distributors, LLC
(SEC File Number 8-038030)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MML DISTRIBUTORS, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the "Company") as of December 31, 2002, and the related statements of loss, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MML Distributors, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9

The schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 7, 2003

MML DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash and cash equivalents	$ 1,821,011
Cash segregated under federal regulations	5,051
Investments not readily marketable, at estimated fair value (cost, $85,100)	85,100
Due from affiliates	75,025
TOTAL ASSETS	$ 1,986,187
LIABILITIES AND MEMBERS' EQUITY:	
Liabilities – accounts payable	$ 325,784
Members' equity:	
Members' equity	16,275,000
Accumulated deficit	(14,614,597)
Total members' equity	1,660,403
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,986,187

See notes to financial statements.

MML DISTRIBUTORS, LLC

STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$65,290,909
Underwriting fees	150,050
Investment income	46,914
Total revenues	65,487,873
EXPENSES:	
Commissions and selling expenses	65,290,909
General and administrative	312,463
Total expenses	65,603,372
NET LOSS	$ (115,499)

See notes to financial statements.

MML DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Members' Equity	Accumulated Deficit	Total Members' Equity
BALANCE, JANUARY 1, 2002	$21,525,000	$(14,499,098)	$7,025,902
Distribution to Members	(5,250,000)	-	(5,250,000)
Net loss	-	(115,499)	(115,499)
BALANCE, DECEMBER 31, 2002	$16,275,000	$(14,614,597)	$1,660,403

See notes to financial statements.

MML DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (115,499)
Adjustments to reconcile net loss to net cash provided by operating activities –	
Changes in assets and liabilities:	
Decrease in cash segregated under federal regulations	3,711
Increase in due from affiliates	(38,025)
Increase in accounts payable	324,504
Total adjustments	290,190
Net cash provided by operating activities	174,691
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution paid to Members	(5,250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,075,309)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,896,320
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,821,011

See notes to financial statements.

1. ORGANIZATION

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company, with a 99% interest, and MassMutual Holding Company, with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker/dealer in all 50 states, Puerto Rico and the District of Columbia. It has entered into distribution agreements with affiliates from which it receives commission and underwriting fee income. The Company uses the National Securities Clearing Corporation as a clearing agent to process all customer trades.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in a money market fund managed by a related party (see Note 3).

Investments – Investments in not readily marketable securities are carried at cost, which approximates estimated fair value. Cost is determined on the specific-identification method. Investments consist of common shares of a NASDAQ private placement.

Interest Income – Interest income is recorded on an accrual basis.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Underwriting fees and expenses are recorded on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Recent Accounting Pronouncements – In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" for fiscal years beginning after May 15, 2002. The Company believes that the adoption of SFAS No. 145 will have no impact on its financial condition, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) - In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will have no impact on its financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", effective for fiscal years beginning after October 1, 2002. The Company believes that the adoption of SFAS No. 147 will have no impact on its financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement 123", effective for fiscal years beginning after December 15, 2002. The Company believes that the adoption of SFAS No. 148 will have no impact on the Company's financial condition, results of operations or cash flows.

In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", effective for financial statements of any period ending after December 15, 2002. The Company believes that FIN 45 will have no impact on the Company's financial condition, results of operations or cash flows.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's") and is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company believes the adoption of FIN 46 will have no impact on the financial condition, results of operations or cash flows.

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS

Through distribution agreements, the Company was the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by Massachusetts Mutual Life Insurance Company ("MassMutual") and MML Baystate Life Insurance Company ("MML Baystate"), a wholly owned subsidiary of MassMutual, for the year ended December 31, 2002. Independent brokers appointed by MassMutual sell these policies and contracts for which they receive commissions. For the year ended December 31, 2002, the Company recognized $65,290,909 of commission revenue and expense from MassMutual and MML Baystate.

Pursuant to its service agreements with MassMutual and MML Baystate, the Company is paid for expenses incurred in marketing and selling the policies and contracts. For the year ended December 31, 2002, $150,050 in underwriting fees were earned by the Company collectively from MassMutual and MML Baystate.

As of December 31, 2002, the Company had $1,821,011 invested in the Oppenheimer Money Market Fund A (included in cash and cash equivalents), managed by Oppenheimer Funds, Inc. ("OFI"). OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. For the year ended December 31, 2002, the Company received $46,914 in interest from this investment.

3. **RELATED-PARTY TRANSACTIONS AND AGREEMENTS (CONTINUED)**

The Company has a service agreement with MML Investors Services, Inc. ("MMLISI"), an indirect, wholly owned subsidiary of MassMutual, which provides for the performance by MMLISI of certain services for the Company including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2002 was $180,000.

4. **REGULATORY REQUIREMENTS**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital. Accordingly, the minimum net capital required is $250,000. At December 31, 2002, the Company had net capital of $1,463,858, which was $1,213,858 in excess of its required net capital. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1).

5. **BROKER'S BOND**

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

6. **INCOME TAXES**

As a limited liability company, the Company is classified as a partnership for federal income tax purposes. A partnership is not subject to federal, and most state, income taxes. Each member is required to report on its federal and, as required, state, income tax returns and its distributive share of the Company's income, gains, losses, deductions and credits for the year of the Company ending with or within the member's taxable year.

* * * * * *

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY	$1,660,403
LESS NONALLOWABLE ASSETS AND HAIRCUTS:	
Due from affiliates	75,025
Securities not readily marketable	85,100
Haircuts on security positions	36,420
Net capital	1,463,858
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$1,213,858

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 – There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report as filed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 7, 2003

To the Board of Directors and Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MML Distributors, LLC (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 7, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP